A14 3/18/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02019354

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 45369

RECEIVED MAR 01 2002 365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FOREST FULCRUM FUND, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 FOREST AVENUE
(No. And Street)

OLD GREENWICH (City) CT (State) 06870 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. DEVOE III (203) 637-6004
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02 SS

OATH OR AFFIRMATION

I, STEPHEN J. DEVOE III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FOREST FULCRUM FUND, L.P., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CHIEF OPERATING OFFICER

Title

Notary Public

My Commission Exp. Dec. 31, 2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

FOREST FULCRUM FUND, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Forest Fulcrum Fund, L.P.:

We have audited the accompanying statement of financial condition of Forest Fulcrum Fund, L.P. (the "Partnership") as of December 31, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Forest Fulcrum Fund, L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 15, 2002

FOREST FULCRUM FUND, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Securities owned, at market value	$300,288,403
Accrued interest and dividends	813,609
Other assets	11,679
Other receivables	3,774,984
TOTAL ASSETS	$304,888,675

LIABILITIES AND PARTNERS' CAPITAL

Accrued interest and dividends	$ 229,586
Payable to clearing brokers	41,133,353
Securities sold, but not yet purchased, at market value	169,233,043
Payable to affiliates and others	5,181,011
TOTAL LIABILITIES	$215,776,993
Partners' capital	89,111,682
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$304,888,675

The accompanying notes are an integral part of this financial statement.

FOREST FULCRUM FUND, L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Forest Fulcrum Fund L.P. (the "Partnership") is a broker-dealer in securities registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc.

b) Securities Transactions

Transactions in securities are recorded on a trade-date basis. Securities owned or sold, but not yet purchased and contractual commitments arising pursuant to equity swaps and other derivative contracts are valued at market including accrued interest on bonds. All resulting gains and losses are included in partners' capital.

The Partnership's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices which may differ from the market value reflected on the statement of financial condition. In many cases, the Partnership limits its risks by holding offsetting security or option positions.

c) Income Taxes

No provision for Federal, state and local taxes has been made since the Partnership is not a taxable entity and the partners are individually liable for the taxes on their share of the Partnership's income or loss.

NOTE 2 - PAYABLE TO CLEARING BROKERS

The Partnership conducts business with two clearing brokers for its own proprietary accounts pursuant to two clearance agreements. All securities owned, and the payable to the clearing brokers reflected on the statement of financial condition, are positions carried by and amounts due to these clearing brokers.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Partnership is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission, which requires the maintenance of minimum net capital as defined. The Partnership has elected to use the alternative method permitted by the Rule, which requires the Partnership to maintain $250,000 of minimum net capital. At December 31, 2001, the Partnership had net capital of $34,249,925, which was $33,999,925 in excess of its requirement.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Partnership's fund manager provides investment and management services to the Partnership, and receives a management fee. The fund manager is also entitled to an incentive fee equal to 20% of each partner's share of net income, determined on a monthly basis.

The Partnership reimbursed an affiliate of the Partnership for its allocated share of certain brokerage fees paid by the affiliate.

NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

The Partnership trades a variety of derivative financial instruments in order to reduce its exposure to market and interest rate risk. These derivative financial instruments include equity options, equity index options, equity swaps, and credit default swaps. Generally, derivative financial instruments represent future commitments to purchase or sell other securities at specific terms, at specific dates or to exchange payment streams.

NOTE 5 - FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES (continued)

Derivative financial instruments contain varying degrees of off-balance-sheet risk whereby changes in the level or volatility of market values of the underlying securities may result in changes in the value of the financial instruments in excess of the amounts currently reflected in the statement of financial condition (market risk). The Partnership minimizes its exposure to the risk through the use of various hedging strategies and technical analytics. In some cases, the use of derivative financial instruments actually serves to modify or offset market risk associated with other securities that results in decreasing the Partnership's overall market risk.

In addition to market risk, these derivative financial instruments expose the Partnership to risk that the counter parties will not be able to perform under the terms of the contracts (credit risk). The Partnership utilizes controls that monitor credit risk by assessing creditworthiness of the counter parties and limiting the number of transactions with specific counter parties.

The notional or contract amount of the derivative financial instruments, which are not included in the statement of financial condition, represent the extent of the Partnership's involvement in the particular class of financial instrument and does not reflect the Partnership's risk of loss due to market risk or counter party nonperformance. The Partnership's exposure to credit risk associated with counter party nonperformance is limited to amounts included in the Partnership's other receivables on the statement of financial condition.

The amounts disclosed below represent the year-end notional amounts and market values of derivative financial instruments held or issued for trading purposes and the average values during the year of those instruments.

	Notional Amount	Market value at December 31, 2001	Average Market Value 2001
Assets:			
Equities	$ 74,623,981	$ 974,318	$ 801,650
Equity swaps	87,336,032	10,393,016	30,738,483
Liabilities:			
Equities	$ 635,500	$ 75,395	$ 105,529
Equity swaps	1,237,547	7,853,423	20,227,149

NOTE 6 - CONDENSED SCHEDULE OF INVESTMENTS

Generally accepted accounting principles require that investment partnerships provide a condensed schedule of investments by type, geographic region, and industry, which includes disclosure of any position whose market value exceeds 5% of partners' capital. Total long and total short positions are to be considered separately.

The Partnership has decided to present a schedule of investments by industry. The investments consist almost entirely of convertible bonds and preferred stocks.

Description	Long Market Value	Short Market Value
Consumer/Cyclical	8.43%	7.61%
Consumer/Non-Cyclical	3.97%	3.01%
Energy	5.24%	5.75%
Financial	12.92%	7.20%
Healthcare	9.40%	8.33%
Industrial	4.41%	3.95%
Materials	0.73%	0.77%
Media	6.64%	6.17%
Other	1.16%	12.96%
Technology	20.01%	20.58%
Telecommunications	16.89%	15.27%
Transportation	4.21%	3.76%
Utilities	5.99%	4.64%
	100.00%	100.00%

Investments with market values in excess of 5% of partners' capital

Description	Long Market Value	Short Market Value
Bonds:		
United States Treasury Note		$20,482,800
Telecom Italia	$12,714,358	
Calpine Corporation	10,410,930	
Tribune Company	9,766,549	
Magna International Inc..	7,594,250	
Standard Chartered Financial	6,737,379	
Swiss Re America	6,643,633	
Verizon Communications Inc..	6,427,800	
Telefonis de Mexico	5,999,178	
Belgelc Financial	5,698,061	
France Telecom	5,622,015	

NOTE 6 – CONDENSED SCHEDULE OF INVESTMENTS (continued)

Investments with market values in excess of 5% of partners' capital (continued)

Description	Long Market Value	Short Market Value
Bonds (continued):		
Ahold N.V.	$ 5,457,255	
Lyonnai des Eaux	5,283,534	
MidAmerican Energy Holdings	5,214,277	
National Grid Co.	5,026,627	
Lowes Cos. Inc.	4,751,541	
Union Pacific Corp.	4,694,200	
Stocks:		
AT&T Corp.	$10,310,018	$10,022,949
America Online		8,611,371
Calpine Corporation		7,400,831
Lowes Cos. Inc.		4,503,719

Included in the "other" category is United States Treasury notes used to hedge the various risks inherent in the portfolio.

All of the above positions are hedged. The fact that there is no corresponding Long Market Value or Short Market Value means the position was less than 5% of partners' capital.

NOTE 7 – OTHER RECEIVABLES

Included in the other receivables on the statement of financial condition are $3,774,984 of receivables from non-broker-dealers related to the Partnership's equity swap transactions. These receivables are governed by separate swap agreements with various arrangements and conditions regarding settlement of the receivables.

NOTE 8 - SUBSEQUENT TRANSACTIONS

In January and February 2002, partners withdrew approximately $8,910,531 from and contributed approximately $11,252,250 to the Partnership.